                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                             Caribbean Cigar Company
                                (Name of Issuer)


                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)


                                   141834 10 1
                                 (CUSIP Number)


                             Stephen B. Selbst, Esq.
                         Berlack, Israels & Liberman LLP
                              120 West 45th Street
                              New York, N.Y. 10036
                                  (212)704-0100
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 August 8, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |X|.


Check the following box if a fee is being paid with the statement |_| (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                              (Page 1 of 5 Pages)

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                                  SCHEDULE 13D

--------------------------------------------------------                       -----------------------------------------------------
CUSIP No. 141834  10  1                                                        Page              2        of    5             Pages
--------------------------------------------------------                       -----------------------------------------------------
 --------- -------------------------------------------------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSONS:                                           Michael Risley ###-##-####
                                                                                Kevin Doyle ###-##-####
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

 --------- -------------------------------------------------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                  (a) |X|
                                                                                                                             (b) |_|


 --------- -------------------------------------------------------------------------------------------------------------------------
 3         SEC USE ONLY


 --------- -------------------------------------------------------------------------------------------------------------------------
 4         SOURCE OF FUNDS

                                            PF
 --------- -------------------------------------------------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) |X|


 --------- -------------------------------------------------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OR ORGANIZATION

                   Risley:  United States of America
                   Doyle:   United States of America
 ------------------------------------- -------- ------------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER
                SHARES
             BENEFICIALLY                       Michael Risley - 538,650
               OWNED BY                         Kevin Doyle - 1,823,750
                 EACH
              REPORTING
                PERSON
                 WITH
                                       -------- ------------------------------------------------------------------------------------
                                           8    SHARED VOTING POWER
                                                                         None
                                       -------- ------------------------------------------------------------------------------------
                                           9    SOLE DISPOSITIVE POWER

                                                Michael Risley - 538,650

                                                Kevin Doyle - 1,823,750
                                       ---------------------------------------------------------------------------------------------
                                         10     SHARED DISPOSITIVE POWER
                                                                          None
 --------- -------------------------------------------------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Michael Risley - 538,650
           Kevin Doyle - 1,810,750
 --------- -------------------------------------------------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

 --------- -------------------------------------------------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                          46.08%
 --------- -------------------------------------------------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON
           Michael Risley - IN
           Kevin Doyle - 00
 --------- -------------------------------------------------------------------------------------------------------------------------



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                                  SCHEDULE 13D

Item 1.    Security and Issuer.

     This statement relates to shares of the common stock, par value $.01 per share (the "Common Stock"), of Caribbean Cigar Company (the "Issuer"). The Issuer's principal executive offices are located at 6265 SW 8th Street, Miami, Florida 33144.

Item 2.    Identity and Background.

     This statement is being filed by Michael Risley ("Risley") and Kevin Doyle ("Doyle"). Mr. Risley and Mr. Doyle may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

     Mr. Risley's business address is 1050 Sevilla Avenue, Coral Gables, Florida 33134. His present principal occupation is financial consultant. Mr. Risley is self-employed. During the last five years, Mr. Risley has not been (1) convicted in any criminal proceedings or (2) a party to any civil or administrative proceeding, except that on March 22, 1993, Mr. Risley had a default judgment entered against him by the National Association of Securities Dealers, Inc. ("NASD") for failure to respond to a complaint alleging violations of the NASD's Rules of Fair Practice that purportedly occurred in 1990. In the default judgment, Mr. Risley was barred from associating with any member firm of the NASD and fined $45,000. Mr. Risley is seeking to have the NASD's default judgment vacated.

     Mr. Doyle's business address is 6255 SW 8th Street, Miami, Florida 33144. His present principal occupation is president and chief executive officer of the Issuer, whose address is 6255 SW 8th Street, Miami, Florida 33144. During the last five years, Mr. Doyle has not been party to any criminal, civil or administrative proceeding.

Item 3.    Source and Amount of Funds or Other Consideration.

     Mr. Risley used personal funds in the amount of $538.65 to acquire his shares of Common Stock of the Issuer. As previously disclosed in the Issuer's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on August 13, 1996, Mr. Doyle's shares of Common Stock were issued to him in exchange for the assets and liabilities of a predecessor to the Issuer.

Item 4.    Purpose of Transaction.

     Mr. Risley and Mr. Doyle each acquired their shares of Common Stock of the Issuer for investment purposes. As holders, in the aggregate, of more than 45% of the Common Stock of the Issuer, Mr. Risley and Mr. Doyle seek to insure that the Issuer is operated in a manner that is most beneficial to all of its shareholders and to maximize shareholder value. Mr. Risley and Mr. Doyle may, as the opportunity arises, purchase additional shares of Common Stock of the

Issuer.

     Commencing in May 1997 and from time to time thereafter, Mr. Risley and Mr. Doyle have had discussions with certain officers and directors of the Issuer and other shareholders of the Issuer regarding the composition of the Board of Directors of the Issuer and the current executive officers of the Issuer. Until August 8, 1997, Mr. Risley and Mr. Doyle were conducting such discussions as individual shareholders, and were not acting as a group for purposes of Section 13(d)(3) of the Act. However, Mr. Risley and Mr. Doyle may be deemed to have formed a group on August 8, 1997. No understandings or agreements have been reached to date as a result of any such discussions,


                              (Page 3 of 5 Pages)


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and neither Mr. Risley nor Mr. Doyle have made any determination whether to pursue any specific plan or proposal with respect to the Board of Directors or the executive officers of the Issuer.

     Other than as described above, as of the date hereof, neither Mr. Risley nor Mr. Doyle has made any proposals to the Issuer which would result in (i) acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or executive officers of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer;
(vi) any other material change in the Issuer's business or corporate structure;
(vii) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange; (ix) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

     Mr. Risley and Mr. Doyle intend to review their investment in the Issuer after the date hereof, and from time to time, in light of the Issuer's operations, prospects, business development and competitive and strategic matters. After such review, Mr. Risley and Mr. Doyle may change their intention with respect to proposing one or more actions to enhance shareholder value or to effect a change of control of the Issuer, including one or more of the matters described in clauses (i) through (x) above.

Item 5.    Interest in Securities of the Issuer.

     Mr. Risley owns 538,650 shares of Common Stock of the Issuer. Mr. Risley has sole voting and dispositive power with respect to such shares of Common Stock. On July 28, 1997, Mr. Risley transferred 11,000 shares of Common Stock to Charles Spina and 8,600 shares of Common Stock to Tony Kamen, in each case in settlement of obligations owed by Mr. Risley to such individuals.


     Mr. Doyle owns 1,823,750 shares of Common Stock of the Issuer. Except as described in Item 6 below, Mr. Doyle has sole voting and dispositive power with respect to such shares of Common Stock. Mr. Doyle disclaims any beneficial ownership in any shares of Common Stock owned by Mr. Risley.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     785,113 shares of Common Stock owned by Mr. Doyle are pledged to DB/LRT, Ltd., an unafilliated entity, to secure a loan to Mr. Doyle in the principal amount of $750,000.

     Except as described in the prior paragraph, neither Mr. Risley nor Mr. Doyle has contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the common stock of the Issuer. Except as disclosed in this Item 6, none of the Common Stock owned by Mr. Risley or Mr. Doyle is pledged or otherwise subject to a contingency, the occurrence of which would give another person voting or investment power over the Common Stock of the Issuer.

Item 7.    Material to be Filed as Exhibits.

     Pledge Agreement dated as of February 12, 1997 between Kevin and Brenda Doyle and DB/LRT, Ltd.



                              (Page 4 of 5 Pages)





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                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

August 14, 1997


                                                   ----------------------
                                                   Michael Risley


                                                   ----------------------
                                                   Kevin Doyle